Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of DPCM Capital, Inc. (the “Company”) on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated August 28, 2020, except for Note 8 as to which the date is October 2, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of DPCM Capital, Inc. as of August 4, 2020 and for the period from March 24, 2020 (inception) through August 4, 2020, appearing in the Registration Statement on Form S-1, (File No. 333-249274), of DPCM Capital, Inc.

/s/ Marcum llp

New York, NY

October 20, 2020